August 12, 2009	News Release 09-24

SILVER STANDARD ANNOUNCES EXERCISE OF
OVER-ALLOTMENT OPTION

Vancouver, B.C. – Silver Standard Resources Inc. (nasdaq: ssri; tsx: sso) reports that the underwriters of its recently announced public offering (the “Offering”) have exercised in full their over-allotment option and will purchase an additional 272,528 common shares at US$17.00 per share.  The option was granted pursuant to the Offering of approximately 2.7 million common shares, at an offering price of US$17.00 per share, which is expected to close on August 17, 2009.  The gross proceeds from the exercise of the over-allotment option will total approximately US$4.6 million.

The company intends to use the net proceeds from the Offering to fund the development of mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. is acting as lead manager and sole book runner of the Offering.

A copy of the final prospectus supplement and the short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416-350-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Statements in this news release relating to the closing of the offering, the underwriters’ over-allotment option and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the exercise of the over-allotment option, the need to satisfy the conditions set forth in the underwriting agreement relating to the offering and the exercise of the over-allotment option, the need to satisfy regulatory and legal requirements with respect to the offering; the company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company's filings with the Securities and Exchange Commission. The company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

For further information, contact:
Robert A. Quartermain, President & CEO Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com
(Source: Silver Standard Resources Inc.)